Exhibit 99.2

Volaris Reports December and Full Year 2018 Traffic Results,

Passenger Growth of 15% and 12%, respectively

Mexico City, Mexico. January 7, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports December and full year 2018 preliminary traffic results.

During December and full year 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 6.4% and 11.4% year over year, respectively. Total demand, as measured in Revenue Passenger Miles (RPMs), for December and full year 2018 increased 13.5% and 11.5% year over year, respectively. Volaris transported a total of 1.7 million passengers during the month of December, an increase of 14.7% year over year. Full year 2018, Volaris transported a total of 18.4 million passengers, an increase of 12.0% year over year. Network load factor for December and full year 2018 were 85.8% and 84.5%, respectively.

During December 2018, Volaris launched one domestic route (Ciudad Juarez, Chihuahua to Culiacan, Sinaloa). Additionally, Volaris started to operate one domestic route (Guadalajara, Jalisco to Tapachula, Chiapas) and one international route (Guadalajara, Jalisco to Charlotte, North Carolina).

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented: “Passenger demand continues to be solid for Volaris, positioning the airline as the domestic market leader during 2018. We reached a record number of passengers transported during the month and full year”.

The following table summarizes Volaris traffic results for the month and year-to-date.

	December 2018	December 2017	Variance	Full year 2018	Full year 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,183	1,015	16.6%	12,655	11,054	14.5%
International	503	470	7.0%	5,093	4,863	4.7%
Total	1,686	1,485	13.5%	17,748	15,917	11.5%
ASMs (in millions, scheduled & charter)
Domestic	1,344	1,227	9.6%	14,519	12,740	14.0%
International	621	620	0.1%	6,491	6,121	6.0%
Total	1,965	1,847	6.4%	21,010	18,861	11.4%
Load Factor (in %, scheduled)
Domestic	88.0%	82.8%	5.2 pp	87.2%	86.8%	0.4 pp
International	80.9%	75.7%	5.2 pp	78.5%	79.4%	(0.9) pp
Total	85.8%	80.4%	5.4 pp	84.5%	84.4%	0.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,385	1,183	17.1%	14,829	13,051	13.6%
International	354	334	6.2%	3,567	3,376	5.7%
Total	1,739	1,517	14.7%	18,396	16,427	12.0%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 172 and its fleet from four to 77 aircraft. Volaris offers more than 359 daily flight segments on routes that connect 40 cities in Mexico and 29 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100